UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

National Storage Affiliates Trust

(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)
637870106

(CUSIP Number)
December 31, 2015

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
✓	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637870106

1.	Names of Reporting Persons Kevin M. Howard

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,987,812(1)(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,987,812(1)(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,987,812

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.83%(3)

12.	Type of Reporting Person (See Instructions) IN

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(1)
Consists of (i) 20,500 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company"), 45,460 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), and 253,485 Class A OP Units issuable upon the conversion of 253,485 long-term incentive plan units of the Partnership ("LTIP Units") that are vested or may vest within 60 days of the date hereof ("Vested LTIP Units") held directly by Mr. Howard; (ii) 9,336 Class A OP Units beneficially owned by Mr. Howard through Bobette Theresa Howard, Howard Family Trust DTD January 26, 2011, for which Mr. Howard is the trustee; (iii) 1,776,700 Class A OP Units beneficially owned by Mr. Howard through Howard Family Limited Partnership I, for which Mr. Howard is the general partner; (iv) 1,656,253 Class A OP Units beneficially owned by Mr. Howard through Howard Family Limited Partnership II, for which Mr. Howard is the general partner; and (v) 226,078 Class A OP Units beneficially owned by Mr. Howard through Kevin Maxen Howard, Howard Family Trust DTD January 26, 2011, for which Mr. Howard is the trustee. Excludes 1,638,142 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership held indirectly by Mr. Howard which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

(2)
Beginning on April 28, 2016, Mr. Howard will have the right to cause the Partnership to redeem a portion of the Class A OP Units (including Class A OP Units issuable upon the conversion of Vested LTIP Units on a one-for-one basis) for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(3)
For purposes of determining the percentage of Shares beneficially owned by Mr. Howard, the numerator is comprised of all of Mr. Howard's Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned as if each such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned by Mr. Howard as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all Subordinated Performance Units and units in subsidiaries of the Partnership ("DownREIT Units").

CUSIP No. 637870106

1.	Names of Reporting Persons Howard Family Limited Partnership I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,776,700(4)(5)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,776,700(4)(5)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.17%(6)

12.	Type of Reporting Person (See Instructions) PN

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(4)
Consists of 1,776,700 Class A OP Units held directly by Howard Family Limited Partnership I, for which Mr. Howard is the general partner. Excludes 420,335 Subordinated Performance Units held directly by Howard Family Limited Partnership I which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

(5)
Beginning on April 28, 2016, Howard Family Limited Partnership I will have the right to cause the Partnership to redeem a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(6)
For purposes of determining the percentage of Shares beneficially owned by Howard Family Limited Partnership I, the numerator is comprised of all of Howard Family Limited Partnership I's Shares together with each Class A OP unit beneficially owned as if such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit beneficially owned by Howard Family Limited Partnership I as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all Subordinated Performance Units and DownREIT Units.

CUSIP No. 637870106

1.	Names of Reporting Persons Howard Family Limited Partnership II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,656,253 (7)(8)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,656,253 (7)(8)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,656,253

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.71%(9)

12.	Type of Reporting Person (See Instructions) PN

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(7)
Consists of 1,656,253 Class A OP Units held directly by Howard Family Limited Partnership II, for which Mr. Howard is the general partner. Excludes 968,320 Subordinated Performance Units held directly by Howard Family Limited Partnership II which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

(8)
Beginning on April 28, 2016, Howard Family Limited Partnership II will have the right to cause the Partnership to redeem a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(9)
For purposes of determining the percentage of Shares beneficially owned by Howard Family Limited Partnership II, the numerator is comprised of all of Howard Family Limited Partnership II's Shares together with each Class A OP unit beneficially owned as if such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit beneficially owned by Howard Family Limited Partnership II as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all Subordinated Performance Units and DownREIT Units.

Item 1.
	(a)	Name of Issuer National Storage Affiliates Trust
	(b)	Address of Issuer’s Principal Executive Offices 5200 DTC Parkway, Suite 200, Greenwood Village, CO 80111

Item 2.
	(a)	Name of Person Filing (1) Kevin M. Howard, (2) Howard Family Limited Partnership I, and (3) Howard Family Limited Partnership II
	(b)	Address of Principal Business Office or, if none, Residence 14855 SE 82nd Drive, Clackamas, OR 97015
	(c)	Citizenship (1) Kevin M. Howard: United States of America (2) Howard Family Limited Partnership I: Oregon (3) Howard Family Limited Partnership II: Oregon
	(d)	Title of Class of Securities Common Shares of Beneficial Interest, par value $0.01 per share
	(e)	CUSIP Number 637870106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (1) Kevin M. Howard: 3,987,812 (2) Howard Family Limited Partnership I: 1,776,700 (3) Howard Family Limited Partnership II: 1,656,253
(b) Percent of class: (1) Kevin M. Howard: 14.83%(3) (2) Howard Family Limited Partnership I: 7.17%(6) (3) Howard Family Limited Partnership II: 6.71%(9)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) Kevin M. Howard: 3,987,812(1)(2) (2) Howard Family Limited Partnership I: 1,776,700(4)(5) (3) Howard Family Limited Partnership II: 1,656,253(7)(8)
(ii) Shared power to vote or to direct the vote (1) Kevin M. Howard: 0 (2) Howard Family Limited Partnership I: 0 (3) Howard Family Limited Partnership II: 0
(iii)
Sole power to dispose or to direct the disposition of
(1) Kevin M. Howard: 3,987,812(1)(2)
(2) Howard Family Limited Partnership I: 1,776,700(4)(5)
(3) Howard Family Limited Partnership II: 1,656,253(7)(8)

(iv) Shared power to dispose or to direct the disposition of (1) Kevin M. Howard: 0 (2) Howard Family Limited Partnership I: 0 (3) Howard Family Limited Partnership II: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
The identification of all affiliated entities through which the Reporting Persons beneficially own Shares, Class A OP Units, and Vested LTIP Units is set forth in footnote (1) to this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group

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(1)
Consists of (i) 20,500 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company"), 45,460 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), and 253,485 Class A OP Units issuable upon the conversion of 253,485 long-term incentive plan units of the Partnership ("LTIP Units") that are vested or may vest within 60 days of the date hereof ("Vested LTIP Units") held directly by Mr. Howard; (ii) 9,336 Class A OP Units beneficially owned by Mr. Howard through Bobette Theresa Howard, Howard Family Trust DTD January 26, 2011, for which Mr. Howard is the trustee; (iii) 1,776,700 Class A OP Units beneficially owned by Mr. Howard through Howard Family Limited Partnership I, for which Mr. Howard is the general partner; (iv) 1,656,253 Class A OP Units beneficially owned by Mr. Howard through Howard Family Limited Partnership II, for which Mr. Howard is the general partner; and (v) 226,078 Class A OP Units beneficially owned by Mr. Howard through Kevin Maxen Howard, Howard Family Trust DTD January 26, 2011, for which Mr. Howard is the trustee. Excludes 1,638,142 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership held indirectly by Mr. Howard which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

(2)
Beginning on April 28, 2016, Mr. Howard will have the right to cause the Partnership to redeem a portion of the Class A OP Units (including Class A OP Units issuable upon the conversion of Vested LTIP Units on a one-for-one basis) for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(3)
For purposes of determining the percentage of Shares beneficially owned by Mr. Howard, the numerator is comprised of all of Mr. Howard's Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned as if each such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned by Mr. Howard as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all Subordinated Performance Units and units in subsidiaries of the Partnership ("DownREIT Units").

(4)
Consists of 1,776,700 Class A OP Units held directly by Howard Family Limited Partnership I, for which Mr. Howard is the general partner. Excludes 420,335 Subordinated Performance Units held directly by Howard Family Limited Partnership I which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

(5)
Beginning on April 28, 2016, Howard Family Limited Partnership I will have the right to cause the Partnership to redeem a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(6)
For purposes of determining the percentage of Shares beneficially owned by Howard Family Limited Partnership I, the numerator is comprised of all of Howard Family Limited Partnership I's Shares together with each Class A OP unit beneficially owned as if such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit beneficially owned by Howard Family Limited Partnership I as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all Subordinated Performance Units and DownREIT Units.

(7)
Consists of 1,656,253 Class A OP Units held directly by Howard Family Limited Partnership II, for which Mr. Howard is the general partner. Excludes 968,320 Subordinated Performance Units held directly by Howard Family Limited Partnership II which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

(8)
Beginning on April 28, 2016, Howard Family Limited Partnership II will have the right to cause the Partnership to redeem a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(9)
For purposes of determining the percentage of Shares beneficially owned by Howard Family Limited Partnership II, the numerator is comprised of all of Howard Family Limited Partnership II's Shares together with each Class A OP unit beneficially owned as if such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit beneficially owned by Howard Family Limited Partnership II as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all Subordinated Performance Units and DownREIT Units.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date
/s/ KEVIN M. HOWARD
Signature
Kevin M. Howard
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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